EXHIBIT 99.1

Equinor launches USD 3 billion action plan to strengthen financial resilience in 2020

Equinor (OSE:EQNR, NYSE:EQNR) presents updated outlook for 2020 and an around USD 3 billion action plan to strengthen the financial resilience in a market impacted by the COVID-19 and low commodity prices. Equinor can be organic cash flow neutral (1) before capital distribution in 2020 with an average oil price around USD 25 per barrel for the remaining part of the year.

The main elements of the action plan are:

•	Reducing organic capex for 2020 from USD 10-11 billion to around USD 8.5 billion, a reduction of around 20%.

•	Reducing exploration activity for 2020 from around USD 1.4 billion to around USD 1 billion (2).

•	Reducing operating (3) costs for 2020 by around USD 700 million compared to original estimates.

Reductions in organic capex are driven by a strict process of prioritisation where flexibility of cost and schedule for sanctioned and non-sanctioned projects have been reviewed. Within US onshore activities, drilling and completion activities are being halted to produce the volumes at a later period, reducing investments significantly for 2020.

These cost reductions come in addition to the already announced suspension of buy-back under the share buy-back programme until further notice. The second tranche of around USD 675 million, including the Norwegian State share, intended to be launched from around 18 May to 28 October 2020, will not be executed as previously planned.

“Equinor is in a strong financial position to handle market volatility and uncertainty. Our strategy remains firm, and we are now taking actions to further strengthen our resilience in this situation with the spread of the corona virus and low commodity prices,” says president and CEO of Equinor ASA, Eldar Sætre

“We have implemented measures to reduce the risk of spreading the corona virus and have so far been able to maintain production at all our fields. Safe operations remain our first priority in this situation,” says Sætre.

Equinor has over the past years realised significant improvements and is today a stronger and more robust company. In 2014 Equinor needed an average oil price of around USD 100 per barrel to be organic cash flow neutral before capital distribution. With the measures now being implemented, Equinor can be organic cash flow neutral before capital distribution in 2020 with an average oil price around USD 25 per barrel for the remaining part of the year.

Equinor has assumed an USD/NOK exchange rate of 11 for the remaining part of the year in its updated outlook.

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(1) Excludes inorganic investments and potential redetermination. Based on taxes payable.

(2) Assuming 75% exploration expensed and 25% capitalised.

(3) Operating cost (excluding variable cost such as transportation and processing), sales and general administration and field development costs. Expensed exploration costs are not included.

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Further information:

Investor relations

Peter Hutton, senior vice president Investor Relations,

+44 7881 918 792 (mobile)

Press

Bård Glad Pedersen, vice president Media Relations,

+47 918 01 791 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

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This release contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “can”, “outlook”, “plan”, “schedule”, “strategy”, “will” and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including the details of the action plan discussed in this release such as expected reductions in organic capital expenses, exploration expenses and operating costs as well as the impact of the COVID-19 pandemic are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under “Risk review”, and “Operational review”, and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2019. These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. In particular, recently there has been considerable uncertainty created by the Covid-19 pandemic as well as the changing dynamics among Opec+ members. We are unable to predict the full extent and duration of resulting operational and economic impact of these events on us, including effects on demand for, and supply of oil and gas, commodity prices and our ability to operate its facilities effectively. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this release, either to make them conform to actual results or changes in our expectations.

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Organic capital expenditures is a non-GAAP financial measure. Forward-looking organic capital expenditures included in this release is not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty. Organic cash flow is defined as organic free cash flow before capital distributions adjusted for inorganic investments (incl potential redetermination). Taxes is deducted based on taxes payable.

See section 5.2 of our Annual Report on Form 20-F for the year ended December 31, 2019 for a discussion on the use and reconciliation of non-GAAP financial measures.